Filed pursuant to 424(b)(3)
Registration No. 333-122743

SUPPLEMENT NO. 17

DATED JUNE 19, 2007

TO THE PROSPECTUS DATED DECEMBER 8, 2006

OF INLAND AMERICAN REAL ESTATE TRUST, INC.

This Supplement No. 17 supplements our prospectus dated December 8, 2006, as previously supplemented by Supplement No. 6 dated March 8, 2007, Supplement No. 15 dated June 5, 2007 and Supplement No. 16 dated June 15, 2007.  This supplement updates, modifies or supersedes certain information in the prospectus sections entitled “Description of Real Estate Assets” and “Plan of Distribution” as described below.  You should read this Supplement No. 17 together with our prospectus dated December 8, 2006 and each of the foregoing supplements thereto.

Description of Real Estate Assets

This section updates the discussion contained in the prospectus under the heading “Description of Real Estate Assets,” which begins on page 131 of the prospectus.  Note that any discussion regarding the potential acquisition of a property or portfolio of properties under the heading “Potential Acquisitions” will be superseded to the extent that the property or one or more of the properties that make up the portfolio, as the case may be, are acquired.  Such acquisitions are identified in this supplement under the heading “Acquired Properties.”

Acquired Properties

We purchased the following properties on the dates indicated below.

CFG Portfolio – Connecticut, Delaware, Illinois, Massachusetts, Michigan, New Hampshire, New Jersey, New York, Ohio, Pennsylvania, Rhode Island and Vermont.  On June 14, 2007, we purchased fee simple interests in 157 retail banking properties from the CFG Portfolio.  The acquired properties contain 989,824 gross leasable square feet in the aggregate and are located in twelve states.  The tenants are all subsidiaries of the Guarantor of the lease, Citizens Financial Group, Inc., and except for one property, Mellon Bank Building in Georgetown, Delaware, the buildings are all single tenant properties.  We purchased these properties from unaffiliated third parties, Citizens Financial Group, Inc., Charter One Bank, N.A., Citizens Bank, Citizens Bank of New Hampshire, Citizens Bank of Massachusetts, Citizens Bank, N.A., Citizens Bank of Rhode Island, Citizens Bank of Connecticut and Citizens Bank of Pennsylvania, for approximately $288.3 million in cash, and may later borrow monies using these properties as collateral.  We anticipate purchasing the final property in the CFG Portfolio, a retail banking property containing 4,102 gross leasable square feet, a few days after the closing of this acquisition.  The aggregate purchase price for the entire portfolio is expected to be $290 million.  A breakdown of the properties in this portfolio by state follows:

	Number of	Gross Leasable	Allocated
State	Properties	Square Feet	Purchase Price ($)

Connecticut	8	34,480	15,200,000
Delaware	4	22,326	5,400,000
Illinois	7	40,351	11,200,000
Massachusetts	20	80,038	32,200,000
Michigan	2	6,420	2,000,000
New Hampshire	8	178,109	36,600,000
New Jersey	2	8,257	2,400,000
New York	1	7,950	1,500,000
Ohio	6	32,602	8,800,000
Pennsylvania	86	380,187	131,700,000
Rhode Island	13	200,266	41,500,000
Vermont	1	2,940	1,500,000

Total	158	993,926	$290,000,000

Bradley Portfolio: Kinston, North Carolina.  On June 13, 2007, MB REIT purchased a fee simple interest in an industrial property that contains approximately 400,000 gross leasable square feet.  The center is located at 104 Enterprise Boulevard in Kinston, North Carolina.  This property was built between 1994 and 1996.  As of June 1, 2007, 100% of the gross leasable square feet of this property was leased to one tenant.  We purchased this property from affiliates of Bradley Associates Limited Partnership, an unaffiliated third party.  With this purchase, MB REIT has now purchased twenty-nine properties of the thirty-two properties contained in the Bradley Portfolio.  MB REIT purchased this property for a total purchase price of approximately $16.3 million in cash, and may later borrow monies using one or both of these properties as collateral.

Financing Transactions

Waterford Ranch at Shadow Creek.  On June 14, 2007, our subsidiary, Inland American Waterford Limited Partnership, borrowed approximately $16.5 million from Nomura Credit & Capital, Inc.  The loan is secured by a first priority mortgage on the property commonly known as Waterford Ranch at Shadow Creek.  This loan bears an interest rate of 5.51% per annum, and requires us to make monthly interest-only payments until the loan matures.  The loan has a term of ten years and matures on July 1, 2017.

Gravois Dillon Plaza-Phase I.  On June 14, 2007, our subsidiary, Inland American High Ridge Gravois L.L.C., borrowed approximately $12.6 million from Bear Stearns Commercial Mortgage, Inc.  The loan is secured by a first priority mortgage on the property commonly known as Gravois Dillon Plaza-Phase I.  This loan bears an interest rate of 5.495% per annum, and requires us to make monthly interest-only payments until the loan matures.  The loan has a term of ten years and matures on July 1, 2017.

Plan of Distribution

The following information, which was previously inserted at the end of the “Plan of Distribution” section on page 322 of the prospectus, has been updated as follows:

The following table provides information regarding shares sold in our offering as of June 14, 2007.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our Sponsor:	20,000	200,000	-	200,000

Shares sold in the offering:	423,880,855	4,238,808,550	445,074,898	3,793,733,652

Shares sold pursuant to our distribution reinvestment plan:	5,638,928	53,569,818	-	53,569,818

Shares repurchased pursuant to our share repurchase program:	(354,660)	(3,280,605)	-	(3,280,605)

	429,185,123	4,289,297,763	445,074,898	3,844,222,865

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

Number reflects net proceeds prior to paying organizational and offering expenses other than selling commissions, marketing contributions and due diligence expense allowances.